Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

**Group Secretariat**

7th March 2002

02015974

02 MAR 19 AM 8:41

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
- Grant of Share Options

We enclose for your information a notification dated 7th March 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

dle 3/22

[Option(new)/2k2Feb/p.6]

RNS Full Text Announcement



| | |
|---|---|
| **Company** | Jardine Matheson Hldgs Ld |
| **TIDM** | JAR |
| **Headline** | Additional Listing |
| **Released** | 09:00 7 Mar 2002 |
| **RNS Number** | 5584S |

**JARDINE MATHESON HOLDINGS LIMITED ("JMH")**

**GRANT OF SHARE OPTIONS**

On 7th March 2002, JMH has allotted a total of 260,000 new ordinary shares pursuant to JMH's 1995 Senior Executive Share Incentive Scheme as follows:-

a) 240,000 ordinary shares under the International Share Option Plan (1995) at an option price of US$5.775 per share.

b) 20,000 ordinary shares under the International Associated Executive Share Option Plan at an option price of US$5.775 per share.

The shares will be registered in the name of the Scheme Trustee, Clare Investment and Trustee Company Limited.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

7th March 2002

www.jardines.com

END

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005

Group Secretariat

7th March 2002

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transaction

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transaction. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

| Name of Director | Nature of transaction | Date of transaction | No. of shares acquired | Price per share |
|---|---|---|---|---|
| E P K Weatherall | Grant of Options | 07/03/2002 | 100,000 (options) | US$5.775 |

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Dir/2k20307/p.2

Jardines

Group Secretariat



7th March 2002

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited
Disclosure of Interests - Substantial Shareholder

We enclose for your information a notification dated 7th March 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl



www.jardines.com
Incorporated in Bermuda with limited liability

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RNS Full Text Announcement

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| | |
|---|---|
| **Company** | Jardine Matheson Hldgs Ld |
| **TIDM** | JAR |
| **Headline** | Holding(s) in Company |
| **Released** | 09:04 7 Mar 2002 |
| **RNS Number** | 5590S |

**JARDINE MATHESON HOLDINGS LIMITED ("JMH")**

**DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDER**

On 7th March 2002, Jardine Securities Limited's interest in JMH decreased from 16.003% to 15.996% as a result of the dilution of interest upon the issue of shares by JMH in connection with its grant of share options.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

7th March 2002

www.jardines.com

END

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